APPENDIX A

INFORMATION REGARDING COVERED PERSONS

The name, business address, present principal employment and citizenship of each Covered Person is set forth below.

COVERED PERSONS Name	Position(s)	Principal Business Address	Principal Occupation	Citizenship
Christopher Brezski	Executive Director	c/o UBS Asset Management (Americas) LLC 787 Seventh Avenue New York, NY 10019	Portfolio Manager	United States
Erica Davis	Executive Director	c/o UBS Asset Management (Americas) LLC 787 Seventh Avenue New York, NY 10019	Research Analyst	United States